News
Release

NORTHGATE MINERALS CORPORATION
Stock Symbols: TSX: NGX, AMEX: NXG
Website: www.northgateminerals.com

NORTHGATE REPURCHASES 24,000 OUNCES OF ITS GOLD HEDGE BOOK
SETTLEMENT REACHED IN JAMESTOWN LITIGATION

VANCOUVER, May 31, 2006 – Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) today announced that during the month of May 2006, it continued to reduce the size of its gold hedge book by repurchasing 24,000 ounces of its gold forward sales position at a cost of approximately US$8.34 million. The cost of closing out these forward contracts in advance of their original settlement dates will be deferred and amortized over the period that the contracts were originally scheduled to settle (June 2006 - September 2006). Northgate now has only 90,000 ounces of gold forward sales contracts remaining at a forward price of $307 per ounce and this position represents only 2.5% of the total proven and probable reserves within the Kemess camp.

In an unrelated event, Northgate is pleased to announce that it has reached a settlement with plaintiffs, the Regional Water Quality Control Board for the Central Valley Region of California and the California Attorney General, and all other defendants named in a lawsuit alleging environmental violations in connection with an inactive gold mine located in Tuolumne County, California, known as the Jamestown Mine. The settlement has been signed by all parties and became effective on May 12, 2006. Under the terms of the settlement, Northgate will pay the State of California US$5 million by June 12, 2006. Effective upon receipt of the settlement payment by the State, Northgate will be released from all known and unknown claims related to the Jamestown Mine, and the State of California will dismiss Northgate from the lawsuit with prejudice, thus bringing the matter to a close.

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About Northgate:

Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation’s principal assets are the 300,000-ounce per year Kemess South mine in north-central British Columbia, the adjacent Kemess North deposit, which contains a Proven and Probable Reserve of 4.1 million ounces of gold and the Young-Davidson property in northern Ontario with a total resource base of 1.5 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

Note to Security Holders:

This news release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Northgate or Aurizon Mines Ltd. Such an offer to purchase securities of Aurizon may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada. Northgate plans to file an offer and take-over bid circular with Canadian provincial securities regulators in order to commence its previously announced offer to purchase all of the outstanding common shares of Aurizon. Northgate also intends to file with the US Securities and Exchange Commission a Registration Statement on Form F-8 as well as a Schedule 14D-1F tender offer statement both of which will include the offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular regarding the proposed business combination transaction with Aurizon when these documents become available, because they will contain important information. Investors may obtain a free copy of the offer and take-over bid circular when they become available and other documents filed by Northgate with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and these other documents may also be obtained for free, once they have been mailed, on Northgate’s website or by directing a request to Northgate.

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Forward-Looking Statements

Certain information included herein, including any information as to Northgate’s future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute "forward-looking statements". The words "expect", "will", "intend", "estimate" and similar expressions identify forward-looking statements. Forward-looking statements including but not limited to the price of gold, the timing and amount of estimated future production, costs of production, capital expenditures, reserve determination, costs and timing of the development of new deposits, Northgate’s hedging practices, permitting time lines, and the timing and possible outcome of pending litigation are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Northgate cautions the readers that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Northgate to be materially different from Northgate’s estimated future results, performance or achievements expressed or implied by those forward looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: sensitivity to metal prices, foreign exchange rates and interest rates, sufficiency of cash flows, cash costs of gold production, uncertainty of ore reserves and mineral resources, reserve estimates, mining risks and insurance, title matters, income tax, costs of exploration and development programs, laws and regulations and competition, scarcity of mineral lands and litigation, as well as those factors discussed in greater detail in Northgate’s current Form 40-F/Annual Information Form ("Northgate’s AIF") on file with the Canadian provincial securities regulatory authorities and US Securities and Exchange Commission. There were no material factors or assumptions that were applied in drawing conclusions or making estimates set out in forward-looking statements herein. Northgate disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Mr. Ken G. Stowe	Mr. Jon A. Douglas
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
416-216-2772	416-216-2774